Exhibit 12

FOOT LOCKER, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
($ in millions)

	Fiscal Year Ended
	Jan. 30, 2010	Jan. 31, 2009	Feb. 2, 2008	Feb. 3, 2007	Jan. 28, 2006
NET EARNINGS
Income (loss) from continuing operations	$47	$(79)	$43	$247	$263
Income tax expense (benefit)	26	(21)	(93)	145	142
Interest expense, excluding capitalized interest	13	16	21	23	23
Portion of rents deemed representative of the interest factor (1/3)	217	225	224	214	210
	$303	$141	$195	$629	$638
FIXED CHARGES
Gross interest expense	$13	$16	$21	$23	$23
Portion of rents deemed representative of the interest factor (1/3)	217	225	224	214	210
	$230	$241	$245	$237	$233
RATIO OF EARNINGS TO FIXED CHARGES	1.3	0.6	0.8	2.7	2.7